

March 30, 2009

Mr. Felipe Pimenta Barrios
Chief Financial Officer
West Canyon Energy Corp.
20333 State Highway 249, Suite 200-113
Houston, TX 77077

> **Re:** **West Canyon Energy Corp.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 3008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 333-130673**

Dear Mr. Barrios:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June30, 2008

Financial Statements

Note 1 - Organization, page 26

1.   We note your disclosure stating that "…effective April 30, 2007, the Company completed a merger with its subsidiary PetroSouth Energy Corp…" and "…on October 2, 2007, the Company completed the acquisition of all of the issued and outstanding common stock of PetroSouth Energy Corp…" Please expand your

disclosure to clarify the date that the acquisition was considered effective and the date that you started consolidating PetroSouth in your financial statements.

2.   We further note your disclosure stating that you completed a merger with West Canyon Energy Corp. effective April 11, 2008. Please expand your disclosure to discuss your merger in more details, including but not limited to the reasons for the merger, the assets and liabilities exchanged, the consideration paid or received including the type, number and percentage of any shares issued, and how you accounted for the merger.

Note 2 – Summary of Significant Accounting Policies, page 26

g) Accounting for Oil and Gas Properties, page 27

3.   We note you disclose that you use the full cost method of accounting for oil and gas properties. Please expand your disclosure to discuss the limitation on your capitalized costs (i.e. the ceiling test), noting the guidance in Rule 4-10(c)(4) of Regulation S-X.

Note 4 – Unproved Interest, page 33

4.   Please provide the disclosure required under Rule 4-10(c)(7)(ii) of Regulation S-X, including the current status of unproved properties for which costs are excluded from amortization, the anticipated timing of the inclusion of such costs in amortization, and a table indicating the nature of costs by category and identifying the periods in which the costs were incurred.

Common Stock, page 34

5.   As presented in your Consolidated Statements of Stockholders' Equity on pages 24 and 25, the per share amounts mentioned in the captions for the common stock issuances in January, June and September 2005 do not appear to reflect the effect of your stock split, and the per share amount for the 1,500,000 common shares issued for services on June 23, 2008 appears to be about $0.21 instead of the reported $1.00. Please revise accordingly.

6.   Please expand your disclosure to state the reasons for your ten for one split on April 30, 2007, and to state that the number of shares issued and the per share amounts for all common stock issuances that occurred since inception through June 30, 2008 as presented in your financial statements have been retroactively restated to show the effect of the split, if true.

Controls and Procedures, page 39

Management's Report on Internal Control over Financial Reporting, page 39

7.   We note your disclosure concluding that as of June 30, 2008, your internal control
        over financial reporting is effective in providing reasonable assurance regarding
        the reliability of financial reporting and the preparation of financial statements for
        external purposes in accordance with US generally accepted accounting
        principles.

        Please note the term *internal control over financial reporting* also includes the
        policies and procedures that are set forth in Exchange Act Rule 13a-15(f) and
        15d-15(f).

        Please expand your conclusion regarding the effectiveness of your internal control
        over financial reporting to encompass the entire definition. Alternatively, remove
        the partial definition from your conclusion.

Exhibits 31.1 and 31.2 – Certifications

8.   Please revise your certifications to add reference to internal control over financial
        reporting in the introductory language of paragraph 4 to comply with Item
        601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended December 31, 2008

Common Stock, page 15

9.   We note that the per share amounts listed for various common stock issuances
        that occurred since inception through December 31, 2008, as presented in your
        Consolidated Statements of Stockholder's Equity on pages 6 and 7, do not reflect
        the effect of your reverse stock split that occurred on November 7, 2008. Please
        revise accordingly.

10.   Please expand your disclosure to state the reasons for your five for one reverse
        stock split on November 7, 2008, after having done your ten for one split on April
        30, 2007. In addition, please state that the number of shares issued and the per
        share amounts for all common stock issuances that occurred since inception
        through December 31, 2008 as presented in your financial statements have been
        retroactively restated to show the effect of the splits, if true.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.
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Sincerely,

Karl Hiller
Branch Chief